Exhibit 99.4

Bezeq The Israel Telecommunication Corporation Ltd. Chapter D Additional Information about the Company Corporate Governance Questionnaire For period ended December 31, 2015

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1.	Regulation 10A: Summary of the Company's consolidated statements of income for each of the quarters of the reporting year

See section 1.3 to the Director's Report, attached to the second part of this report.

2.	Regulation 10C: Use of proceeds for securities

On October 14, 2015 the Company allotted 388,451,000 Debentures (Series 9) and 400,000,000 Debentures (Series 10) of the Company, under a Shelf Offering Memorandum dated October 13, 2015 (Ref. No.: 2015-01-134100) (the Shelf Offering Memorandum") which was issued under the Company's Shelf Prospectus dated May 30, 2014, as amended with correction of a clerical error on June 5, 2014 (Ref. No.: 2014-01-084171). The total proceeds (gross) received by the Company for allotment of Debentures (Series 9 and 10) under the Shelf Offering Memorandum amount to a total of NIS 788,451 thousands ("the Issue Proceeds"), which was not earmarked specifically under the Shelf Offering Memorandum. The Company uses the Issue Proceeds for its ongoing business operations and for rescheduling existing debt.

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3.	Regulation 11: Breakdown of material investments in subsidiaries and related companies as at the date of the statements of financial position[1]

Company name:	Name of holder	Class of share	Number of shares	Total par value	Rate of holding in the issued equity and in the voting rights	Rate of holdings in rights to appoint directors	Company's separate balance sheet value[2] (in NIS millions)
Pelephone Communications Ltd. ("Pelephone")	The Company	Ordinary NIS 1 shares	302,460,000	302,460,000	100%	100%	3,775
Bezeq International Ltd. ("Bezeq International")	The Company	Ordinary NIS 0.1 shares	1,136,986,301	113,698,630	100%	100%	951
D.B.S. Satellite Services (1998) Ltd. ("DBS")	The Company	Ordinary NIS 1 shares	36,117	36,117	100%	100[3] %	2,345
Walla Communications Ltd. ("Walla")	The Company	Ordinary shares without nominal value	47,340,970	-	100%	100%	587

[1]	For details relating to other investees held directly or indirectly by the Company, see Note 9 to the consolidated financial statements.
[2]	The enclosed values include loans provided as follows: To Bezeq International - NIS 124 million and too DBS - NIS 323 million. For further information pertaining the loans provided, maturity dates, and the loans provided to other investees, see Note 10.2 to the separate financial information attached to the Periodic Report.
[3]	Until March 23, 2015 the Company held 49.78% of the share capital of DBS and held options that granted the right to 8.6% of DBS shares. On March 23, 2015 the Company exercised its option and it was allotted DBS shares equivalent to 8.6% of the issued share capital of DBS, thus as of that date, the Company's holdings in DBS was 58.4%. On June 24, 2015 the Company completed a transaction for the acquisition of the rest of the issued and paid up share capital of DBS (which was held by Eurocom DBS) and as at the reporting date, the Company holds the entire issued and paid up share capital of DBS. For further information see Note 11.2 to the financial statements and the Company's immediate report dated June 24, 2015 (Ref. No.: 2015-01-056178), the information contained therein is noted here by way of reference.

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4.	Regulation 12: Material changes in investments in subsidiaries and affiliates in the reporting period:

Date of change	Nature of the change[4]	Company name:	Reported amounts (NIS thousands)
1-12.2015	Linkage differentials and interest on shareholders loans	DBS	154
Mar 15, 2015	Repayment of loan provided by the Company to Bezeq International	Bezeq International	8
June 24, 2015	Acquisition of shares[3] and shareholders' loans	DBS	897
Sept 10, 2015	Repayment of loan provided by the Company to Bezeq International	Bezeq International	30
Sept 16, 2015	Repayment of loan provided by the Company to Bezeq International	Bezeq International	8
Dec 20, 2015	Repayment of loan provided by the Company to Bezeq International	Bezeq International	32
Mar 8, 2015	Loan provided by the Company to Bezeq International	Bezeq International	50
Sept 10, 2015	Loan provided by the Company to Bezeq International	Bezeq International	10
Dec 20, 2015	Loan provided by the Company to DBS	DBS	323

5.	Regulation 13: Revenues of material subsidiaries and the revenues of the Company from them as at the date of the statement of financial position (in NIS millions)[5]

Company name:	Profit (loss) for the period	Comprehensive income(loss) for the period	Dividends	Management fees	Interest income
Pelephone	151	154	243	6	-
Bezeq International	172	173	170	1.5	7
DBS	(354)	(354)	-	-	167
Walla	(2)	(1)	-	-	-[6]

6.	Regulation 20: Stock Exchange Trading

In 2015, 18,813,295 ordinary shares of NIS 1 par value of the Company were listed for trading due to exercising of options under an options plan for executive officers from December 25, 2007 and exercising of options from an options plan for employees from December 20, 2010.

In 2015, 388,451,000 NIS par value debentures (Series 9) and 400,000,000 NIS par value debentures (Series 10) were listed for trading subsequent to a public issue by the Company in October 2015.

[4]	The repayment amounts set out in this Regulation refer to principal amounts only.
[5]	In addition, subsequent to reporting date, the subsidiaries announced distribution of dividends, as follows: 1. On March 2, 2016 the board of directors of Pelephone resolved to distribute a dividend to the Company in the amount of NIS 66 million in May 2016. 2. On February 29, 2016 the board of directors of Bezeq International resolved to distribute a dividend to the Company in the amount of NIS 83 million in May 2016. 3. On February 25, 2016 the board of directors of Walla resolved to distribute a dividend to the Company in the amount of NIS 434 million in May 2016.
[6]	In 2015 the Company recorded interest expenses in the amount of NIS 18 million for the loan provided to the Company by Walla in 2014.

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7.	Regulation 21: Remuneration of interested parties and executive officers

Below is a breakdown of the remunerations paid in 2015, as recognized in the financial statements for 2015, to each of the five highest-paid executive officers in the Company or in a company under its control, and which were paid to them in lieu of their service in the Company or a company under its control, (employer's cost and on annual basis):

Recipient					Remuneration (in NIS thousands)					Total (NIS thousands)	Section below
Name	Position	Sex	Scope of position	Rate of holding in equity of the company [10]	Fee[7]	Bonus[8]	Share-based payment	Phantom options:[9]	Other (management fees)	Total
Eurocom Communications Ltd.	Consultancy and management services, including services of chairperson and directors	Corporation	-	26.34%	-	-	-	-	5,524	5,524	A.
Gil Sharon[11]	CEO of Pelephone (former)	Male	Full-time	-	2,615	2,775	-	(130)	-	5,260	B.
Stella Handler	Company CEO	Female	Full-time	-	2,283	2,142	-	-	-	4,425	C.
Moti Elmaliach	CEO, Bezeq International Ltd.	Male	Full-time	-	1,721	1,467	-	-	-	3,188	D.
Ron Eilon[12]	CEO of DBS	Male	Full-time	-	1,611	991	-	-	-	2,602	E.
Dudu Mizrachi	Deputy CEO and CFO	Male	Full-time	-	1,578	674	-	104	-	2,356	F.
Ran Guron:[13]	Deputy CEO and VP Marketing	Male	Full-time	-	1,453	870	-	-	-	2,322	G.

[7]	The remuneration amounts include the cost of salaries and ancillary salary costs, including perks and social benefits such as telephone expenses, customary type of company car, study fund (for some of the managers), reimbursement of expenses and leave pay, sick leave and customary annual recreation days.
[8]	The bonus amounts that appear in the table are as recognized in the 2015 statements and include performance based bonus and retirement bonus (if paid), all in accordance with the Company's Compensation Policy. The performance based bonus in the table is for 2015 (at reporting date, it is yet to be paid to senior officers) and includes a contingent portion that will to these officers by way of the distribution described in footnote 15 section B. In 2015 bonuses were paid to the foregoing officers for 2014, the amount of which (including the contingent portion that was not actually paid in 2015, but will be paid in 2016) is included in the corresponding table in the Company's annual report for 2014 (published on March 3, 2015).
[9]	This refers to a revaluation that was recognized in the financial statements of the reporting year for share-based payment of phantom options granted on December 30, 2010. The value was revised according to the actual exercise of the phantom options.
[10]	Eurocom Communications Ltd. holdings in the Company that are noted in the table are indirect, as at date of publication of this report.
[11]	Mr. Sharon ceased serving as CEO of Pelephone subsequent to the reporting period, on January 25, 2016 (including early notice period). For details see section B below. Prior notice payments are not presented in this report because the expense therefor is recognized in the Company's financial statements for the year during which he commenced his office as CEO of Pelephone.
[12]	Since consolidation of DBS statements with the Company's financial statements, on March 23, 2015, Ron Eilon's recognized remuneration is included in the Company's financial statements.
[13]	Mr. Guron served as Deputy CEO and VP Marketing of the Company until November 8, 2015 on which date he commenced his office as CEO of Pelephone. The remuneration components set out in the table relate to his office in the Company (the reporting company) only. For further details, see section G below.

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Breakdown of the terms of employment of the senior officers who appear in the foregoing table:

A.	Eurocom Communications Ltd.

Eurocom Communications Ltd. ("Eurocom Communications"), the controlling shareholder (indirect) of the Company, provides the Company with various consultancy and management services. On June 13, 2013 the Company's general meeting approved engaging with Eurocom Communications Ltd. in an amended agreement for providing shared consultancy and management services, including the services of the acting Chairman of the board of directors provided by Mr. Shaul Elovitch (the controlling shareholder of the Company) equivalent to a 70% position, the services of directors in the Company and its subsidiaries and ongoing consultancy services, for a period of three years as of June 1, 2013 through to May 31, 2016 in return for an annual fee of NIS 5.524 million (for a description of the highlights of this agreement, see the immediate report for convening of a general meeting dated May 7, 2013, as amended under an amendment report dated June 10, 2013) ("the Management Agreement"). For the period from January 1, 2015 through to December 31, 2015, the amount paid to Eurocom Communications for these services amounted to NIS 5,524,000 (excluding VAT).

Under the management agreement, of the management fees paid to Eurocom Communications, an annual amount of NIS 3.5 million (NIS 290,000 per month) is paid for the services provided to the Company by the Chairman of the Board, Mr. Shaul Elovitch.

B.	Gil Sharon

Was employed during the reporting year and through to January 25, 2016 (below in this section: "Date of Retirement") as CEO of the subsidiary, Pelephone. Gil Sharon was employed in this position since October 11, 2005 under a personal employment contract dated January 19, 2006. Pursuant to the employment contract, Gil Sharon's monthly salary amount to NIS 185 thousand. On December 30, 2010 Gil Sharon was granted 3,000,000 phantom options, which as at reporting date have been exercised in full.14

The 2015 bonus goals for the Gil Sharon were preset by the Company's board of directors in January 2015, following approval by the Company's compensations committee and were based on Pelephone's working plan for 2015, and included15: an EBITDA goal (based on Pelephone's separate financial statements), representing 25% of the bonus calculation; a cash flow goal based on Pelephone's FFO cash flows, representing 25% of the bonus calculation; a goal composed of items relating to Pelephone's competitive position in the market, representing 20% of the bonus calculation; company-wide operating expenses goal (without terminal equipment expenses and depreciation expenses in additional investments), representing 10% of the bonus calculation; and the chairperson of Pelephone's board of directors assessment of the CEO's performance, representing 20% of the annual bonus calculation for Gil Sharon for 2015. The precondition for receiving the bonus was that the FFO16 result for 2015 (less events as set out below) would not fall below 25% of the goal set in Pelephone's budget for 2015. This precondition was met. The rate of Mr. Sharon's compliance with the bonus goals for 2015, was 125%. On March 16, 2016, the Company's board of directors reviewed Mr. Sharon's compliance with the goals and based on the rate of compliance with the said goals, the bonus granted to Mr. Sharon for 2015 is 125% of his annual salary, amounting to NIS 2,775 thousand. It should be noted that, for the purpose of calculating Mr. Sharon's bonus for 2015 (as well as for calculating the FFO for testing compliance with the preconditions for eligibility for the annual bonus), the expenses incurred from the provisions made for voluntary redundancy of employees were neutralized as well as failure to meet the plan for increasing revenues from MVNOs. 40% of Mr. Sharon's eligibility for compensation with regard to compliance with Pelephone’s EBITDA goal for 2014 ("contingent compensation for 2014"), amounting to NIS 220 thousand, will be paid to Mr. Sharon in 2016 after approval of the financial statements for this year by the board of directors on March 16, 2016, and this in view of achieving the minimum EBITDA goal set by the board of directors for the 2015 budget year. In addition, according to the Company's compensation policy, 40% of the Mr. Sharon's eligibility for compensation with regard to compliance with Pelephone’s EBITDA goal for 2015 amounting to NIS 277.5 thousand is a contingent compensation ("contingent compensation for 2015"). The Company's compensations committee and board of directors approved payment of the contingent compensation for 2015 in accordance with their powers under the provisions of the compensation policy, and this in view of Mr. Sharon's retirement from the Group.

[14]	For details of the revised value recognized in the financial statements in the reporting year for these options, see the above table.
[15]	Under the compensation policy approved by the general meeting on September 3, 2013 (and amendments), and the 2015 bonus goals set by the Company's compensations committee and board of directors: (a) The CEOs of the Company and of the material subsidiaries are eligible to receive up to 100% of their annual salaries (without ancillary benefits) and the VPs are eligible for 50%, for full compliance with the goals that will be prescribed for each calendar year. In addition, an outperformance formula was set at up to 125% of the annual salaries for the CEOs of the Company and of the material subsidiaries and up to 62.5% of the annual salaries for the Company's VPs; (b) full compliance with the EBITDA goal constitutes 40% of the bonus and compensation for which such compliance will be paid as follows: 1. 60% of the bonus eligibility for compliance with the EBITDA for 2015 will be paid following the date of approval of the financial statements for that year. 2. The balance of the bonus eligibility for 2015, i.e. 40%, will be paid in 2017 and only if the minimum EBITDA goal set by the Company's board of directors, compared with the 2016 budget, is achieved; (c) if an officer working in the Company/Group at the end of 2015 and meets the EBITDA goal, but his/her employment is terminated, for any reason whatsoever, or alternatively he/she is transferred to another position within the Group, before the end of 2016, the Group's remunerations committee and board of directors may decide at their discretion whether such officer is eligible to receive the contingent compensation or part thereof upon such resignation/transfer, with taking into account, among other things, forecasts for 2016.
[16]	Funds from operations (FFO) - cash flows from operations before changes in working capital and before changes in other asset and liability items. The FFO index weights the foregoing performance compared with measurable goals (the goals are not described in detail due to the fact that they include confidential information, the disclosure of which may adversely affect the Company) and may be subject to neutralizing events decided and set out in the compensations policy. This index is also used by the rating agencies when assessing the Company's performance.

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C.	Stella Handler

Employed in the Company as CEO since April 14, 2013 under a personal employment agreement dated on May 8, 2013. The agreement is unlimited in time with either party having the right to terminate it with prior notice of 6 months. In the reporting year, the CEO's monthly salary (gross) amounted to NIS 143 thousand.

The CEO's bonus goals for 2015 were pre-set by the Company's board of directors in January 2015 and are based on the Company's annual work plan for 2015. They were also approved by the general meeting on March 16, 2015 and included four goals17: EBITDA goals for the Company (separate), representing 30% of the bonus calculation; a FCF cash flow goal, representing 30% of the bonus calculation; an after tax profit goal, representing 20% of the bonus calculation; and a chairman of the board assessment goal of the CEO's performance, representing 20% of the bonus calculation. With regard to each of the foregoing criteria, a scale was set for calculating the bonus based on rate of compliance, as follows: for compliance of lower than 95% of a goal, the CEO will not be eligible for a bonus regarding that criterion; for 95% - 100% compliance with a goal, the CEO will be eligible for 60% - 100% pro-rata of that criterion; and for 100% - 102.5% compliance with a goal, the CEO will be eligible for 100% - 160% pro-rata of the relevant criterion. The precondition for receiving the bonus was that the 18 FFO result for 2015 (NIS 2,393.4 million) would not fall below 20% of the FFO result of Company for 2014. This precondition was met. The rate of compliance of the Company's CEO with the bonus goals for 2015, was 125%. On March 16, 2016, the Company's board of directors reviewed the CEO's compliance with the goals and based on the rate of compliance with the said goals, the bonus granted to the CEO for 2015 is 125% of her annual salary, amounting to NIS 2,142 thousand. It should be noted that, for the purpose of calculating the bonus of the CEO of Company for 2015 (as well as for calculating the FFO for testing compliance with the preconditions for eligibility for the annual bonus), the expenses incurred from the settlement with the tax authorities with regard to the DBS loans, provisions made for voluntary redundancy of employees and the amendment of the financing income recorded from DBS (accounting amendment) were neutralized. 40% of the Company CEO's eligibility for compensation with regard to compliance with the Company’s EBITDA goal for 2014 ("contingent compensation for 2014"), amounting to NIS 253 thousand, will be paid to the Company's CEO in 2016 after approval of the financial statements for this year by the board of directors on March 16, 2016, and this in view of achieving the minimum EBITDA goal set by the board of directors for the 2015 budget year. 40% of the eligibility for compensation with regard to compliance with the Company’s EBITDA goal for 2015 ("contingent compensation for 2015"), amounting to NIS 257 thousand, will be paid to the Company CEO only in 2017 (after approval of the financial statements for this year), and this only if the minimum EBITDA goal set by the board of directors for the 2016 budget year, is achieved.

[17]	See sub-section 15 above.
[18]	See sub-section 16 above.

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D.	Moti Elmaliach

Employed as CEO of the subsidiary, Bezeq International, under a personal employment agreement dated May 28, 2014. The agreement is unlimited in time with either party having the right to terminate it with prior notice of 6 months. In the reporting year, the Bezeq International CEO's monthly salary (gross) amounted to NIS 102 thousand. It is noted that subsequent to the date of the Periodic Report, the employment agreement of the CEO of Bezeq International was amended so that his monthly salary (gross) is NIS 110,000.

The bonus goals for the CEO of Bezeq International were preset by the Company's board of directors in January 2015, following approval by the Company's compensations committee, and were based on Bezeq International's working plan for 2015, and included19: an EBITDA goal (based on Bezeq International's separate financial statements), representing 30% of the bonus calculation; a goal based on Bezeq International's FFO cash flows, representing 30% of the bonus calculation; a goal based on Bezeq International's net profit, representing 20% of the bonus calculation; and the chairperson of Bezeq International's board of directors assessment of the CEO's performance, representing 20% of the calculation for the annual bonus of the CEO of Bezeq International for 2015. The precondition for receiving the bonus was that the FFO20 result for 2015 (NIS 306.8 million) would not fall below 20% of the FFO result of Bezeq International for 2014. This precondition was met. The rate of compliance of the CEO of Bezeq International with the bonus goals for 2015 was 120%. On March 16, 2016, the Company's board of directors reviewed the compliance of the CEO of Bezeq International with the goals and based on the rate of compliance with the said goals, the bonus granted to the CEO of Bezeq International for 2015 is 120% of his annual salary, amounting to NIS 1,467 thousand. 40% of the eligibility of the CEO of Bezeq International for compensation with regard to compliance with the Bezeq International’s EBITDA goal for 2014 ("contingent compensation for 2014"), amounting to NIS 89 thousand, will be paid to the Company's CEO in 2016 after approval of the financial statements for this year by the board of directors on March 16, 2016, and this in view of achieving the minimum EBITDA goal set by the board of directors for the 2015 budget year. In addition, 40% of eligibility of the CEO of Bezeq International for compensation with regard to compliance with the Bezeq International’s EBITDA goal for 2015 ("contingent compensation for 2015"), amounting to NIS 167 thousand, will be paid to the CEO of Bezeq International only in 2017 (after approval of the financial statements for this year), and this only if the minimum EBITDA goal set by the board of directors for the 2016 budget year, is achieved.

E.	Ron Eilon

Employed as CEO of the subsidiary, DBS, under a personal employment agreement dated August 28, 2006. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 12 months written prior notice by DBS and 6 months prior notice by DBS's CEO.21 In the reporting year, the DBS CEO's monthly salary (gross) amounted to NIS 129 thousand.

The bonus goals of the CEO of DBS for 2015 were set by the board of directors of DBS in March 2015 (prior to date of consolidation of DBS statements in the Company's financial statements on March 23, 2015), based on the annual work plan for DBS for 2015, and included: an EBITDA goal (separate) representing 80%; and an assessment goal by the chairman of the board of directors of DBS, representing 20%. On the date of approval of the goals by the board of directors of DBS, eligibility for an annual bonus of the CEO of DBS was fixed at 100% of his annual salary (without ancillary benefits) for full compliance with the goals. In addition, a bonus formula was fixed for performance exceeding these goals of up to 125% of the CEO of DBS's annual salary. The rate of compliance of the CEO of DBS with the bonus goals for 2015, was 82%. On March 16, 2016 the Company's board of directors reviewed the compliance of the CEO of DBS with the goals and based on the rate of compliance with said goals, the bonus awarded to the CEO of DBS for 2015, for his office as an executive officer of the Company as of the date of consolidation of DBS statements with the Company's financial statements, is 82% of the annual salary of the CEO of DBS, in the amount of NIS 956 thousand. It should be noted that, for the purpose of calculating the bonus for the CEO of DBS for 2015, the expenses incurred due to reclassification of the costs of the IT systems were deducted.

[19]	See sub-section 15 above.
[20]	See sub-section 16 above.
[21]	Under the employment agreement, the CEO will give DBS an additional three months prior notice if he is so required by written request of DBS.

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F.	Dudu Mizrahi

Employed as CFO & Deputy CEO since January 1, 2013 (in the Company since May 1996). The agreement is for an unlimited period, and it may be terminated by either party with 6 months prior notice. In the reporting year, the monthly salary (gross) of the CFO & Deputy CEO amounted to NIS 92 thousand. On December 30, 2010 the CFO & Deputy CEO was granted 400,000 phantom options, which were exercised in full in the reporting year.22

The bonus goals for the CFO & Deputy CEO were preset by the Company's board of directors in January 2015, based on the Company's annual work schedule for 2015 and included23: a goal based on the EBITDA for the Company (separate), representing 30% of the bonus calculation; a goal based on the Company's (separate) FCF, representing 20% of the bonus calculation; a goal based on operating expenses, representing 15% of the bonus calculation; a goal based on profit after tax of Bezeq Fixed-line, representing 15% of the bonus calculation; a goal based on performance assessment by the chairman of the board representing 10% of the bonus calculation; and a goal based on administrative assessment including compliance with streamlining, automation and proactivity criteria and the Company's preparations for wholesale, representing 10% of the bonus calculation. The rate of compliance of the CFO & Deputy CEO with the set of bonus goals for 2015, was 123%. On March 16, 2016 the Company's board of directors reviewed the compliance of the CFO & Deputy CEO with the goals and based on the rate of compliance, the bonus awarded to the CFO & Deputy CEO for 2015 is 61% of his annual salary, amounting to NIS 674 thousand. It should be noted that, for the purpose of calculating the bonus of the CFO & Deputy CEO for 2015, the expenses incurred from the settlement with the tax authorities with regard to the DBS loans, provisions made for voluntary redundancy of employees and the amendment of the financing income recorded from DBS (accounting amendment) were neutralized. The contingent compensation for 2014 for the CFO & Deputy CEO, in the amount of NIS 81 thousand, will be paid to him in 2016 after approval of the financial statements for this year by the board of directors on March 16, 2016, and this in view of achieving the minimum EBITDA goal set by the board of directors for the 2015 budget year. Similarly, the contingent compensation for 2015 for the CFO & Deputy CEO, in the amount of NIS 82 thousand, will only be paid to him in 2017 (after approval of the financial statements for 2016), and this in view of achieving the minimum EBITDA goal set by the board of directors for the 2016 budget year.

G.	Ran Guron:

Employed in the reporting year and through to November 8, 2015 as Deputy CEO and VP Marketing of the Company. Mr. Guron served in this position since March 16, 2011 (in the Company since December 18, 2005). On November 8, 2015 he ceased his office as Deputy CEO and VP Marketing of the Company and began his office as CEO of the subsidiary, Pelephone. The components of the compensation received by Mr. Guron as set out in this chapter, relate to his office in 2015 in the Company only. In the reporting year, Mr. Guron's monthly salary (gross) amounted to NIS 95 thousand.

Upon approval of Mr. Guron's appointment as CEO of Pelephone and of the terms of his office and employment by the Company's board of directors, it was decided that with regard to 2015 he would be compensated based on the goals set for him as Deputy CEO and VP Marketing of the Company.

The bonus goals for Mr. Guron were preset by the Company's board of directors in January 2015, based on the Company's annual work schedule for 2015 and included24: EBITDA goals for the Company (separate), representing 30% of the bonus calculation; a goal based on the Company (separate) FCF, representing 20% of the bonus calculation; personal management goals, representing 40% of the bonus calculation; a goal based on the chairman of the board assessment of compliance with streamlining, automation and proactivity, and the Company's preparation for wholesale, representing 10% of the bonus calculation. The rate of Mr. Guron's compliance with the bonus goals for 2015, was 102%. Subsequent to the reporting year, on March 16, 2016 the Company's board of directors reviewed Mr. Guron's compliance with the goals and according to the rate of compliance with these goals, the bonus granted to Ran Guron for his office as Deputy CEO and VP Marketing of the Company in 2015 was 51% of his annual salary in the Company. In addition, the Company's board of directors approved, at the same date, following approval by the Company's compensation committee and in accordance with its compensation policy, a retirement bonus for Mr. Guron for his resignation from his position in the Company in 2015, after more than 10 years of devoted service, so that the total bonus relating to his office in the Company in the reporting year amounted to NIS 870 thousand. It should be noted that, for the purpose of calculating Mr. Guron's bonus for 2015, the expenses incurred from the settlement with the tax authorities with regard to the DBS loans, provisions made for voluntary redundancy of employees and the amendment of the financing income recorded from DBS (accounting amendment) were neutralized. The contingent compensation for 2014 for Mr. Guron, in the amount of NIS 84 thousand, will be paid to him in 2016 after approval of the financial statements for this year by the board of directors on March 16, 2016, and this in view of achieving the minimum EBITDA goal set by the board of directors for the 2015 budget year. In addition, according to the Company's compensation policy, 40% of Mr. Guron's eligibility for compensation with regard to compliance with the Company’s EBITDA goal for 2015 amounting to NIS 86 thousand is a contingent compensation ("contingent compensation for 2015"). The compensations committee and board of directors approved payment of the contingent compensation for 2015 in accordance with their powers under the provisions of the compensation policy, and this in view of the termination of Mr. Guron's office in the Company.

[22]	For details of the revised value recognized in the financial statements in the reporting year for these options, see the above table.
[23]	See sub-section 15 above.
[24]	See sub-section 15 above.

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With regard to Mr. Guron's office at reporting date as CEO of Pelephone, it is noted that, at the meeting of the Company's board of directors on January 26, 2016, the budget alternative was chosen as the prerequisite for the CEO of Pelephone's eligibility for annual bonus for 2015 The FFO budget of Pelephone for 2016 is 499.4 million (before “neutralizing” accounting events and/or special events based on the closed list of events prescribed by the board of directors when approving the 2016 budget, and which the compensation committee of Bezeq may decide to deduct from the calculation of goals for the purpose of bonus for 2016, including for the purpose of calculating the FFO results for examining compliance with the prerequisites for eligibility for the annual bonus as aforesaid).

Other interested parties who receive remuneration from the Company

A.	Rami Nomkin - an employee director (appointed as a director by the general meeting on January 17, 2007) dealing with the Company's community contribution and the resource management division. He transferred from the Ministry of Communications in 1966. Rami Nomkin’s total salary for 2015 amounted to NIS 562 thousand and is linked to the professional salary tables. This salary does not include a bonus for 2015 in the amount of NIS 25 thousand, which as at reporting date has not yet been paid and which was set in accordance with the criteria for all the Company's employees, based on the Company's EBITDA and cash flows (FCF) results. All the remunerations paid to Mr. Nomkin are due to his being an employee of the Company and not for his service as a Company director.

B.	Remuneration of four external directors is in accordance with the maximum tariffs prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000 (for external expert directors) linked to the CPI as set in said regulations and which was updated under an amendment which took effect on March 6, 2008 and which was approved by the general meeting on June 1, 2008. The remuneration for 2015 for Mordechai Keret is NIS 549,407; for Yitzhak Edelman is NIS 532,960; for Tali Simon is NIS 528,706 and for Haggai Herman is NIS 427,896 (including the reimbursement of travel expenses, pursuant to the approval of the general meeting).

C.	Remuneration for two independent directors is based on the maximum tariff (for an expert external director) as prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000, linked to the CPI as set in said regulations and which was updated under the foregoing amendment. The remuneration in 2015 for Eldad Ben Moshe is NIS 368,022 and for Yehoshua Rosenzweig is NIS 504,758 (including the reimbursement of travel expenses, pursuant to the approval of the general meeting).

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8.	Standard 21A: The controlling shareholder of the Company

To the best of the Company's knowledge, the final controlling shareholder of the Company is Mr. Shaul Elovitch, through his holdings in Eurocom Holdings (1979) Ltd. (“Eurocom Holdings”) and Eurocom Communications Ltd. (“Eurocom Communications”)25. Eurocom Communications is the controlling shareholder in Internet Gold-Golden Lines Ltd., ("Internet Gold"), which controls B Communications Ltd. (“B Communications”), the controlling shareholder (wholly owned) of B Communications (S.P. 1) Ltd. ("B Communications 1") and its wholly owned subsidiary, B Communications (S.P. 2) Ltd. ("B Communications 2"). Each of the aforesaid companies is also considered to be the controlling shareholder of the Company, in accordance with the Securities Law, 1968 ("Securities Law"). Furthermore, pursuant to the Securities Law, the Company deems Mr. Yosef Elovitch26, the brother of Mr. Shaul Elovitch, as a joint shareholder with Mr. Shaul Elovitch, and therefore as a controlling shareholder in the Company.

It should be noted that, Ms. Iris Elovitch, wife of Shaul Elovitch, holds a negligible number of Bezeq shares (72,360), Ms. Orna Elovitch-Peled, wife of Or Elovitch, a director in the Company and daughter-in-law of Mr. Shaul Elovitch, holds a negligible holding for her minor daughter (11,556 shares), and Shaul Elovitch and his brother, Yosef Elovitch, the controlling shareholders (indirect) in the Company, jointly hold a negligible number of Bezeq shares (1,000,000). In addition, Shaul and Yosef Elovitch hold 5% of the issued and paid up share capital of Internet Zahav and B Communications, and this rate includes a negligible rate of shares held by other relatives of Shaul and Yosef Elovitch.

It is noted that, as at the date of publication of this report, B Communications 2 holds 714,169,560 Bezeq shares. 691,338,246 of these shares are held in trust by Mishmeret Trust Services Co. Ltd. ("Mishmeret"), as trustee for B Communications (S.P. 2) Ltd as the owners on the one hand, and for holders of debentures (USD series 144A) issued by B Communications, and various other entities with which B Communications engaged with regard to these debentures, as collateral under the said issue. The balance of the shares (22,831,314 shares) are held by B Communications 2, and are pledged as collateral in favor of debenture holders and the entities defined above.

Furthermore, in addition to the foregoing, B Communications is the owner and indirect holder of 14,204,153 shares of Bezeq.

9.	Regulation 22: Transactions with the controlling shareholder

Below are particulars, to the best of the Company's knowledge, concerning all transactions with the controlling shareholders of the Company, or in which the controlling shareholders have a personal interest, which the Company, its subsidiaries or its related companies engaged in during the reporting year or subsequent to the end of the reporting year and until the date on which this report is submitted, or which is still valid at the reporting date, and for further information regarding negligible procedures in the Company see Note 28 to the financial statements.

10.	Regulation 24: Holdings of interested parties and executive officers in the Company:

A.	Company shares and securities convertible into shares of the Company

Details of holdings of interested parties and executive officers of the Company are presented in this report as reference to the report on the holdings of the Company's interested parties and executive officers dated February 2, 2016.

B.	The Company’s other securities

As at the date of the periodic report, 146,683,433 debentures (Series 5) of NIS 1 par value each of the Company are held by the subsidiary, Bezeq Zahav (Holdings) Ltd.

[25]	To the best of the Company's knowledge, the controlling shareholders in Eurocom Communications are as follows: a. Eurocom Holdings (1979) Ltd., which holds 99.33% of the issued and paid up share capital of Eurocom Communications; Eurocom Holdings (1979) is a private company held by Mr. Shaul Elovitch, who holds 80% of its ordinary shares and 75% of its management shares, and his brother Mr. Yosef Elovitch, who holds 20% of its ordinary shares and 25% of its management shares; b. Mr. Shaul Elovitch, who holds 0.67% of the issued and paid up share capital of Eurocom Communications
[26]	See sub-section 25 above.

11

11.	Regulation 24 A: Registered capital, issued capital, and convertible securities

A.	Registered capital and issued capital:

The Company's registered equity as at the publication date of the periodic report is 2,825,000,000 ordinary shares of NIS 1 par value each (the "Ordinary Shares").

B.	The Company's issued and paid up share capital as at the publication date of the periodic report is 2,765,409,114 ordinary shares.

C.	2010 Employee Options Plan: Under the employee options plan, which includes up to 70,000,000 options that are exercisable for ordinary shares, based on an outline dated December 20, 2010, (which includes 87,455 options allotted to two employee directors, on January 25, 2011 under a private placement report dated December 20, 2010) (less disposals), 66,342,379 options exercisable into ordinary shares (subject to a net exercise mechanism) were allotted at exercise price of NIS 2.72. As at the publication date of the periodic report, 66,244,851 of these options have been exercised into shares and the balance of unexercised options is 97,528. The plan will be valid until December 31, 2017.

12.	Standard 24B: Register of Shareholders

The Company's Register of Shareholders is presented in this report by way of a link to the Company's statement of equity and inventory of registered securities of the Company and adjustments made on March 15, 2016.

13.	Regulation 25A Registered Address of the Company

Address: 132 Menachem Begin Avenue, 27th Floor, Azrieli Center, (Triangle Tower), Tel Aviv

Telephone 1: 03-626-2200; Telephone 2: 03-626-2201; Fax: 03-626-2209

Email: Linoryo@bezeq.co.il (Company Secretary).

12

14.	Regulation 26: Directors of the company

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Shaul Elovitch 042089367 Jan 4, 1948 Israeli	2 Dov Friedman Street, Ramat Gan, 5250301	Chairman of the board of directors, member of the security committee The director is not an external director.	Yes, see details of employment during past five years	April 14, 2010 (On May 6, 2015 his term of office was extended to a further term of one year)

Occupation during past five years: Chairman and owner of Eurocom Group for more than 25 years.

The companies in which he serves as a director: Chair of the board of the following companies: Pelephone; Bezeq International; Bezeq Zahav Holdings Ltd.; Walla; Bezeq Online Ltd.; DBS; Eurocom Holdings (1979) Ltd.; Eurocom Communications Ltd.; Eurocom Cellular Communications Ltd.; Eurocom Industries (1986) Ltd.; Eurocom Digital Communications Ltd.; Trans-Global Industries PTE Ltd.; Internet Gold – Golden Lines Ltd.;Eurocom DBS; B. Communications;

Director at Eurocom General Management Ltd.; D.M. 3000) Engineering Ltd.; Space Communication Ltd.; Satcom Systems Ltd.; Gilat Satcom Ltd.; Gaya Com Ltd.; IP Planet Network Ltd.; Israsat International Communications Ltd.; B Communication (S.P. 1) Ltd.; B Communication (S.P. 2) Ltd.; Eurocom Media-Net Holdings Ltd.; Eurocom Networks 21 Ltd.; Eurocom Networks and Technologies Ltd; Eurocom Holdings and Investment Ltd.; Eurocom Management and Investment Ltd.; Eurocom Investment Management 2005 Ltd.; Eurocom Real Estate Ltd.; Mivnei Dolinger Construction and Investment Ltd.;

						Father of Or Elovitch and father-in-law of Orna Elovitch Peled who, inter alia, served as officers in Bezeq and its subsidiaries in the reporting year. Brother of Yosef Elovitch, controlling shareholder (indirect) of Bezeq	Yes
Mivnei Dolinger (City Gate) Construction and Investment Ltd.; R.F. Investments and Promotion 1988 Ltd.; Continental – Construction & Investment Company – D.A. Ltd.; Eurocom Project Management (1990) Ltd.; MNB Tulip Trustees (2002) Ltd.; Shem VeTehila Assets and Investments Ltd.

13

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Yitzhak Edelman: 50066174 July 1, 1950 Israeli	9 Rahel Hmeshoreret St., Herzliya	Audit committee, committee for reviewing financial statements, Chairman of Compensation Committee The director is an external director.	No	February 1, 2008 (term of office extended by a further 3 years (third term of office as of February 1, 2014)

Education: BA Accounting and Economics from Tel Aviv University; Advanced Business Management course at Harvard.

The companies in which he serves as a director: Bank of Israel; Advanced Vision Technology Ltd. (AVT.); Y. Edelman Consulting and Management Ltd.; Swiftnet Co. Ltd. (external director)

						No	Yes. The Company also considers the director as and as an external expert director
Orna Elovitch Peled 028735587 June 8, 1971 Israeli	2 Dov Friedman Street, Ramat Gan, 525031	No The director is not an external director.	Yes, see details of companies in which she serves as a director.	April 14, 2010 (On May 6, 2015 her term of office was extended to a further term of one year)

Education: B.Sc. majoring in Finance and Economics, New York Institute of Technology. Masters degree - Executive MBA - Recanati College international MBA program

Occupation during past five years: As of May 26, 2015 Executive VP of Adika Style Ltd.

The companies in which she serves as a director – DBS; Bezeq International; Walla' Orna Nadav Peled Ltd.

						Yes. Wife of Mr. Or Elovitch, a director at the Company and daughter-in-law of Mr. Shaul Elovitch, the controlling shareholder (through holdings).	No

14

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Or Elovitch 038475117 May 24, 1976 Israeli	2 Dov Friedman Street, Ramat Gan, 525031	No The director is not an external director.	Yes, see details of employment during past five years	April 14, 2010 (On May 6, 2015 his term of office was extended to a further term of one year)

Education: BA in Business Administration, College of Management; MBA majoring in Finance, City University of New York

Occupation during past five years: CEO of Eurocom Communications Ltd. as of 2011, Executive VP Business Development and Investments in Eurocom Communications Ltd. until 2011;

The companies in which he serves as a director: Chair of the board of the following companies: Space-Communications Ltd.; board of directors of Eurocom Capital Finances Ltd.; board of directors of Enlight Renewable Energy Solutions Ltd.

Director of Satcom Systems Ltd.; B Communications; Pelephone; DBS; Bezeq International; Bezeq Online; Bezeq Zahav Holdings; Walla (and other private Walla Group companies - such as Price Compare, Shopmind Ltd., Walla Pay Ltd.); B Communications (S.P.1) Ltd.; B Communications (S.P.2) Ltd.; Israsat International Communications Ltd.; Gilat Satcom Ltd.; Gaya Com Ltd.; I P Planet Network Ltd.; Telserve Limited; Eitag Ltd.; The Time News Ltd.

						Yes. Son of Shaul Elovitch, the controlling shareholder of the Company and husband of Orna Elovitch-Peled, and nephew of Yosef Elovitch (brother of Shaul Elovitch), a controlling shareholder (through holdings)	Yes

15

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Eldad Ben Moshe 058774290 Jun 8, 1964 Israeli	17 Bazelet Street, Shoham, 60850	Audit committee. The director is not an external director. The director is an independent director.	No	April 14, 2010 (On May 6, 2015 his term of office was extended to a further term of one year)

Education: B.A Economics and Accounting, and advanced Accountancy studies - Tel Aviv University; MBA - Tel Aviv University; CPA

Occupation during past five years: CEO of Inrom Industries Ltd. and Inrom Building Industries Ltd.; Inrom Industrial Investments Limited Partnership; Senior partner in FIMI Fund

The companies in which he serves as a director: Chair of the board of the following companies: Ytong, Ltd.; Ytong Flooring Ltd.; Carmit Mister Fix Ltd.; Alony Marble Ltd.; Orlite Industries (Millennium 2000) Ltd.; Ordan Metal and Casting Industries, Ltd.; Nirlat Paints, Ltd.; Anan Dvash Sameah Ltd.; Anan Dvash Ltd.

Director of the following companies: Nimni Paints North Ltd.; Gomix Partnership Management Co. Ltd.; Gomix Limited Partnership; Link Color NA INC.; Urdan Industries (USA) Inc.; Univercol Paints Ltd.; Inrom Building Industries Ltd.; Nirlat Ltd.; Ham-Let (Israel Canada) Ltd.

						No	Yes

16

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Haggai Herman 059153650 Jan 5, 1965 Israeli	32 Levi Eshkol Street, Givat Shmuel 5442540	Audit committee, compensation committee The director is an external director.	No	3.9.14

Education: B.Sc Industrial Engineering and Management from Tel Aviv University, MBA from Tel Aviv University, graduate of Training Course for Directors in Business and Public Companies from Bar Ilan University.

Occupation during past five years: From 2003, CEO and in charge of merger and integration at Visionix Ltd.

The companies in which he serves as a director: Herman Scientific-Business Ventures Ltd.

						No	Yes
Rami Nomkin: 042642306 Jan 14, 1949 Israeli	126 Mohaliver Street, Yahud	No The director is not an external director.	Yes, see details of employment during past five years	Jan 17, 2007 (On May 6, 2015 his term of office was extended to a further term of one year)	Education: High School Occupation during past five years: Since 2011 - in Bezeq's PR Division Since 2014, works in Bezeq's human resources division The director is an employee director.	No	No
Mordechai Keret 054759915 May 7, 1957 Israeli	POB 21383 Tel Aviv Jaffa 6121301

Chairperson of the Audit Committee;

Chairperson of the Compensations Committee;

Financial Statements Review Committee; Security Committee, Internal enforcement committee

The director is an external director.

			No	Feb 4, 2010 (term of office extended by a further 3 years (third term of office) as of February 1, 2014)

Education: CPA - BA in Accounting and Finance, Tel Aviv University

Occupation during past five years: From 2002 to date - CEO and owner of Keret Management and Holdings Ltd.

The companies in which he serves as a director: TIA Investment Co. Ltd. – external director, Priortech Ltd.; ISSTA Lines, Ltd.; ISSTA Israel Student Travel Co. Ltd.; ISSTA Assets Ltd.; ISSTA Worldwide Hotels Ltd.; Histour Eltive Ltd; Shirliad Sea City (2009) Ltd.; Shirliad Holdings Ltd.; Keret Management an Holdings Ltd.; Tarya P2P Ltd.; Skyline International Development Ltd. (external director)

						No	Yes. The Company also considers the director an external expert director

17

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Amikam Shorer 059821983 Jul 27, 1967 Israeli	2 Dov Friedman Street, Ramat Gan, 525031	Security committee, internal enforcement committee The director is not an external director.	Yes, see details of employment during past five years	April 14, 2010 (On May 6, 2015 his term of office was extended to a further term of one year)

Education: BA LLB, Bar Ilan University

Occupation during past five years: Deputy Chairman of Board (and Director) of Eurocom Communications Ltd. since 2011; Executive VP Business Affairs at Eurocom - Communications Ltd. 2005 - 2011; Chairman of Board of E.G.R.E Ltd. 2011 - 2014; CEO Enlight Renewable Energy Ltd. 2008 - 2010

The companies in which he serves as a director: Deputy Chairman of Board of Eurocom Communications Ltd.; Director at Enlight Renewable Energy Ltd.; Pelephone.; Bezeq International; DBS; Walla; Bezeq Online Ltd.; Bezeq Zahav Holdings Ltd.; Space Communications Ltd.; Gilat Satcom Ltd.; Gaya Com, Ltd.; I.P. Planet Network Ltd.; Israsat International Communications Ltd.; SGilat Satcom Russia Ltd.; Phoenix Data Pty. Ltd.; B Communications (SP 1); B Communications (SP 2); Eurocom Capital Underwriting Ltd.; Satcom Systems; Ranitech Yezum 2007 Ltd.; TCL Teleserve Communications Ltd.; TNL Teleserve Network Ltd.; Teleserve Ltd.;

						No	No

18

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Yehoshua Rosenzweig 013841069 Aug 17, 1952 Israeli	30 Six Day War Street (31st Floor Champion Tower), Bnei Brak 5120261

Internal enforcement committee - Chair; audit committee; committee for reviewing financial statements; remuneration committee and security committee.

The director is not an external director.

The director is an independent director.

			No (other than as a director in subsidiaries)	Nov 22, 2010 (On May 6, 2015 his term of office was extended to a further term of one year)

Education: LL.B, Bar Ilan University; LL.M and LL.D, New York University.

Occupation during past five years: (a) Law firms: from 2005 Attorney at Rosenzweig & Aviram Law firm; 2012-2013 Attorney at Agmon & Co. and Rosenzweig HaCohen & Co. law firms. (b) Public: Matana Foundation (Board member); Chair of Bar Ilan University Executive Committee ; Chair of advisory committee to the Government Companies Authority (since 2011).

The companies in which he serves as a director: Chair of the board of the following companies: Waterfall Security Solutions Ltd.; Mailwaze Email Solutions Ltd.;

Director at Rosenram Development Co. Ltd.; Pelephone; Bezeq International; Rosenram Trust Co. Ltd.; Rosenzweig Legal Services Ltd.; Rosetta Genomics Ltd.; Alrov Real Estate & Hotels Ltd.; Babua Simulation Investments (1996) Ltd.; Moinian Limited; 3D Space Sound Solutions Ltd.; Podcast Israel Media Ltd.

						No	Yes

19

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Tali Simon 024017006 Mar 7, 1969 Israeli	43 Yigal Mozenson St., Tel Aviv	Audit committee; remuneration committee; committee for reviewing financial statements The director is an external director.	No	Jan 21, 2013 (term of office extended by a further 3 years (second term of office) as of January 21, 2016)

Education: CPA, BA Economics and Accounting, Ben Gurion University

Occupation during past five years: CFO Gazit Globe Israel (Development) Ltd. and its subsidiaries (G Israel Shopping Centers Ltd.; G Kfar Saba Ltd.; G West Ltd.)

The companies in which she serves as a director during past five years: External director at Fungaya Real Estate Ltd. 8/2010 - 5/2011

The companies in which she serves as a director – Acad Construction and Investments Ltd.; Acad Equipment (1979) Ltd.; G Bulgaria EAD

PLOVDIV RETAIL CENTER AD TRIDENTAD

G MACEDONIA AD

Horev Center Management Co. Ltd.; Tali Simon Consultancy Ltd.

						No	Yes. The Company alsoconsiders the director as an external expert director

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15.	Regulation 26A Senior office holders:

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Stella Handler	016750549	Dec 4, 1961	April 14, 2013	CEO	Yes. Interested party in the Corporation by her office as Company CEO.

MA in economics from the Hebrew University in Jerusalem

MBA, Hebrew University in Jerusalem

2011-2013 Chair of board of directors of HOT Communications Systems Ltd.

2003-2011 – CEO 012 Telecom Smile Ltd.

Dudu Mizrachi	024810368	January 28, 1970	June 28, 2007	Deputy CEO and CFO	No	BA Economics, Hebrew University in Jerusalem 2007-2012 VP Economics and Budgets at Bezeq
Guy Hadas	029654472	September 8, 1972	December 9, 2007	VP Corporate Communications	No	BA in Economics and Media, Tel Aviv University MBA, Tel Aviv University
Itamar Harel	028054666	October 18, 1970	October 25, 2007	VP, Manager of Private Division	No	MBA in Marketing and Accounting, Hebrew University
Linor Yochelman	032037939	Feb 11, 1975	Aug 19, 2007	In charge of internal enforcement and Group Secretary	No	BA Business Administration, Interdisciplinary Center, Herzliya LL.B, Interdisciplinary Center, Herzliya
Ehud Mezuman:	052176336	Feb 17, 1954	October 25, 2007	VP Human Resources	No	3 years studies at Tel Aviv University – Social Sciences (no degree)
Amir Nachlieli	23012313	May 30, 1967	Jan 1, 2009	VP, Legal Counsel	No	MBA (expanded major in Finance), Tel Aviv University BA Economics, Hebrew University LL.B, Hebrew University
Danny Oz:	054299953	Jun 16, 1956	Sept 1, 1998	Controller and deputy CFO	No	BA Economics & Accounting, Hebrew University, Certified Public Accountant’s License EMBA – Integrative Administration, Hebrew University
Yaakov Paz	058610999	Oct 21, 1963	Nov 1, 2007	VP, Manager of Business Division	No	External director at Nextcom Ltd. 2006 - 2015; CEO and owner of Kobi Paz Communications and Management Ltd.
Sharon Fleischer Ben Yehuda	028531648	Apr 25, 1971	Jun 1, 2006	VP Regulation	No	BA Political Science, , Hebrew University in Jerusalem MA Public Policy and Administration, Hebrew University

21

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Yaakov Jano	024280018	July 26, 1969	Sept 1 2015	VP IT and Network	No

B.Sc. degree in computer engineering from the Haifa Technion

MBA - Beer Sheva University

Electronics and communications technician, Bezeq College in Jerusalem

Head of Technologies at Israel Prison Services - 2015;

Manager of Bezeq's Computing Infrastructure Division 2014 - 2015;

Manager of Bezeq's Technology and Operations Division 2010 - 2012

Eyal Kamil:	057248999	Aug 30, 1961	Dec 5, 2006	VP Operations & Logistics	No	BA, Industrial Engineering & Management, Tel Aviv University MBA, Tel Aviv University
Lior Segal:	025695701	Sept 9, 1973	Jan 24, 2011	Internal Auditor	No

MBA, LLB, BA Accounting and Diploma in Accounting- all from the Tel Aviv University;

Diploma in internal and public auditing on behalf of the IMC;

Israel Bar Association license and Israel CPA license;

Director of I. A Israel) Institute of Internal Auditors in Israel.

Gil Rosen	013377445	January 28, 1972	February 1, 2016	VP Marketing	No

MBA Business Administration, Interdisciplinary Center, Herzliya

Acting CEO IMMMR, subsidiary of Deutsche Telecom 2015 - February 1, 2016;

VP Future Communications and New Media at Deutsche Telecom 2012 - 2015;

Head of Innovation Center at AT&T Israel 2010 - 2012;

VP Innovation and Digital Services at Amdocs 2007 - 2012

22

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Ran Guron	024113268	Dec 25, 1968	Nov 8, 2015	CEO of subsidiary, Pelephone	No	BA Economics and Business Administration, Hebrew University MBA, Hebrew University Deputy CEO and VP Marketing of the Company Jan 1, 06 - Nov 8, 15
Moti Elmaliach	055734941	Mar 24, 1959	May 15, 2014	CEO of the subsidiary, Bezeq International	No

MBA - Tel Aviv University

BA Social Sciences - Tel Aviv University

CEO of Eurocom Digital Communications Ltd. 2006 - 2014;

Chairman of Board of D.M. (3000) Engineering Ltd. 2007 - 2014

; Chair of the board of directors of Discount Tafnit 2011 - 2015;

Director of Cross Israel Highway Ltd. since Nov 3, 2015;

CEO and owner of E.M. Records Ltd.

Ron Eilon	059211722	May 27, 1965	Aug 28, 2006	CEO of subsidiary, DBS	No	BA Economics from the Hebrew University in Jerusalem; MA Economics and Accounting from the Hebrew University in Jerusalem

Gil Sharon and Yuval Keinan served as executive officers of the Company during part of the reporting period.

Name	I.D.:	Date of birth:	Term of office	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Gil Sharon	058381351	Sept 12, 1963	Oct 11, 2005 - Jan 25, 2016	CEO of subsidiary, Pelephone	No	B.A. Economics and Political Science from the Hebrew University in Jerusalem MBA, Tel Aviv University
Yuval Keinan	032089245	Feb 23, 1975	Aug 1, 07 - Oct 19, 15	VP IT and Network	No	BA Computer Science, Merci College

16.	Regulation 27: The Auditors of the Company

Somekh Chaikin, Certified Public Accountants

Address: KPMG 17 Ha’arba’a St., Millennium Tower, Tel Aviv 64739

Tel: 03-684-8000

23

17.	Standard 29 (A) Recommendations and Resolutions of the Board of Directors before the General Meeting and their Resolutions which are not subject to the approval of the General Meeting for the issues prescribed in Regulation 29(A)

A.	For information pertaining to extraordinary transactions see Note 28.3.2 to the financial statements.

B.	Resolution adopted on March 25, 2015 – to recommend to the general meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 844 million.

C.	Resolution adopted on August 30, 2015 – to recommend to the general meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 933 million.

D.	Resolution adopted on March 16, 2016 – to recommend to the general meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 776 million.

E.	Resolution adopted on March 16, 2016 - to recommend to the general meeting of shareholders of the Company to approve amendments to the Company's Articles of Association, mainly adjustment of provisions in the Company's Articles to the provisions of the law, as these have changed and/or will change from time to time, and including amendment of the provisions in the Articles that relate to indemnification, insurance and exemption for officers. For further information see Immediate Report for convening of a general meeting dated March 17, 2016, noted here as reference.

18.	Regulation 29 (C): Resolutions adopted at an Extraordinary General Meeting

A.	Approval of DBS order of additional decoders from Eurocom Digital Communications Ltd. and Advanced Digital Broadcast S.A. (resolution dated January 14, 2015). For details see Note 28.3.2 to the financial statements.

B.	Approval of the amendment to the Company's compensations policy and approval of the performance based compensation goals (goals for the annual bonus) for the Company's CEO for 2015 (Resolution of March 16, 2016). For further information regarding the Company's compensations policy see section 2.9.6 of Chapter A of this report.

C.	Approval for accepting the conditions prescribed by the Antitrust Commissioner in his decision of March 26, 2014 to approve the merger, by both the Company and by DBS (in the Company's vote at the general meeting of DBS) and to announce the exercise of the Company's option for allocation from YES, free of charge, of 6,221 shares of YES, representing 8.6% of YES shares. The Company also resolved to approve the Company's engagement in the purchase agreement with Eurocom DBS Ltd ("Eurocom DBS") under which the Company will purchase Eurocom DBS's total holding of DBS shares and all the shareholders loans provided by Eurocom DBS to DBS (resolution dated March 23, 2015). For further information see Notes 11.2 and 28.3.2 to the financial statements.

D.	Approval of the distribution of a cash dividend to the Company's shareholders in the amount of NIS 844 million. (Resolution adopted on May 6, 2015).

E.	Board of directors election of the following directors to an additional term of office in the Company: Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, Amikam Shorer, Rami Nomkin (employee director), and Dr. Yehoshua Rosenzweig (Resolution adopted on May 6, 2015).

F.	Approval of the appointment of Somekh Chaikin & Co. accounting firm as the Company's auditors for 2015 and until the next annual general meeting, and the board of directors authority to determine their fee for 2015 (Resolution adopted on May 6, 2015).

G.	Approval of the distribution of a cash dividend to the Company's shareholders in the amount of NIS 933 million. (Resolution adopted on September 21, 2015).

H.	Approval of DBS order of additional decoders from Eurocom Digital Communications Ltd. and Advanced Digital Broadcast S.A. (resolution dated October 19, 2015). For details see Note 28.3.2 to the financial statements.

I.	Approval of the extension, expansion and amendment of the engagement of Pelephone Communications in a framework agreement with Eurocom Cellular Communications Ltd, which regulates the procurement and supply of Nokia and ZTE products (resolution dated December 8, 2015). For details see Note 28.3.2 to the financial statements.

J.	Subsequent to the reporting period the general meeting of the Company resolved to reappoint Yitzhak Edelman and Tali Simon for an additional term of office as external directors of the Company (resolution adopted on January 14, 2016).

K.	Subsequent to the reporting period, the general meeting of the Company resolved to approve he performance based compensation goals (goals for the annual bonus) for the Company's CEO for 2016 (Resolution of March 2, 2016).

24

19.	Regulation 29A (4): Exemption, insurance and obligation of indemnification of officers

For further information regarding exemption, insurance and obligation of indemnification of officers see Note 28.6 to the financial statements.

March 16, 2016
Date	Bezeq – The Israel .Telecommunication Corp. Ltd.

Signatories and their positions:

Shaul Elovitch, Chairman of Board of Directors

Stella Hendler, CEO

25

CORPORATE GOVERNANCE QUESTIONNAIRE1

BOARD OF DIRECTORS AUTONOMY
		True	False
1.

Did two or more external directors hold office in the Company during each reporting year?

This question can be answered True, if the period during which two external directors did not hold office does not exceed 90 days, as provided in section 363a (B) (10) of the Companies Law. Nonetheless, for any (True/False) answer, the period (in days) during which two or more external directors did not hold office in any reporting year, should be indicated (including a term of office approved retroactively, while differentiating between the various external directors):

Director A: 0

Director B: 0

Number of external directors who held office in the Company as at the date of publication of this questionnaire: 4

√
2.

Number[2] of independent directors[3] who held office in the Company as at the date of publication of this questionnaire: 6/11.

Number of independent directors defined in the bylaws[4] of the corporation[5]: ________

☒ Not relevant (there are no provisions the memorandum of association).

		_____	_____
3.	A survey conducted among the external directors (and the independent directors) during the reporting year found that they are in compliance with the provisions of Sections 240 (b) and (f) of the Companies Law regarding the absence of a relationship between the external directors (and independent directors) who held office in the Company, and they are in compliance with the conditions required for holding office as an external director (or independent director). See comment at the end of the questionnaire.	√
4.

None of the directors who held office in the Company during the reporting year are subordinate[6] to the CEO, directly or indirectly (other than a director who represents the employees, if the Company has employee representation).

If your answer is False (i.e., a director is subordinate to the CEO as aforesaid), please indicate the number of directors who do not comply with the foregoing restriction: _____.

√

[1]	Published in the framework of proposals for legislation to improve financial statements dated March 16, 2014.
[2]	In this questionnaire, Number or Rate means a specific number out of a total; for example, 3/8.
[3]	Including “External Directors” as defined in the Companies Law.
[4]	In this respect, the Memorandum of Association includes the specific legal provision that applies to the Company (for example, in a bank, the provisions of the Commissioner of Banks).
[5]	A debentures company is not required to respond to this question.
[6]	In this question, holding office as a director in an investee that is controlled by the Company will not be deemed as being "subordinate". On the other hand, a director that holds office as an officer of the Company (except for director) and/or an employee in a company that is controlled by the Company will be considered "subordination" in the matter of this question.

BOARD OF DIRECTORS AUTONOMY
	True	False
5.

All the directors who notified about a personal interest in the approval of a transaction on the agenda for the meeting, were not present at the meeting and did not participate in the vote, as set forth in
Section 278 (b) to the Companies Law:

If your answer is False:

Was the director present to exhibit a specific topic as set forth in the last clause of Section 278(a)?

☐ Yes☐ No (Mark an X in the appropriate checkbox)

Indicate the percentage of meetings in which such directors were present and/or participated in the vote, except for the circumstances described in Subsection (a) above

√
6.

The controlling shareholder (including a relative and/or representative acting on his/her behalf), who is not a director or other senior executive officer in the Company, did not participate in the Board of Directors' meetings held during the reporting year.

If your answer is False (i.e., a controlling shareholder and/or his/her relative and/or representative who is not a board member and/or senior executive officer in the Company participated in Board of Directors' meetings, as aforesaid), indicate the following details concerning the participation of any additional person in the meetings, as aforesaid:

Identity: _____.

Position in the corporation: _____ (if any).

Details of the relationship to the Controlling Shareholder (if the individual who participated is not the Controlling Shareholder): _____.

Was this due to the presentation of a specific topic:☐ Yes ☐ No

(Mark an X in the appropriate checkbox).

The extent of his/her participation[7] in Board of Directors' meetings held during the reporting year: _____. Other participation: ______

☐ Not applicable (the Company has no controlling shareholders).

√

[7]	Distinguishing between a controlling shareholder and his/her relative and/or any person representing him/her.

DIRECTORS' QUALIFICATIONS AND SKILLS
			True	False
7.

The Company's Articles of Association do not include a provision restricting the option of immediately terminating the office of all the Company's directors who are not external directors (in this matter - an ordinary majority decision is not considered a restriction)[8].

If your response is False (i.e., there is such restriction), please indicate -

X
	A.	The term of office set in the Articles of Association for a director: With regard to a director who is not an external director - from the date of appointment until the date of the following general meeting; with regard to an external director - pursuant to the provisions of the Companies Law.
	B.	The majority required as prescribed in the Articles of Association for terminating the terms of office of the directors: Extraordinary majority (75%) see comment at the end of the questionnaire.
	C.	The requisite quorum prescribed in the Articles of Association for a general meeting convened to terminate the term of office of directors: Ordinary quorum - two members holding together or representing at least 51% and above of the company's voting power.
	D.	The majority required to change these provisions in the Articles of Association: Extraordinary majority (75%). see comment at the end of the questionnaire.
8.

The Company has a training program for new directors, regarding the Company's area of business and the laws applicable to the Company and its directors, as well as a plan for further training the directors in office, which is adapted, inter alia, to the director's position in the Company.

If your response is True - indicate whether the program was implemented during the reporting year:

☒ Yes ☐ No

(Mark an X in the appropriate checkbox).

√
9.	A.

The Company set a minimum number of directors for the Board of Directors who are required to have accounting and financial expertise.

If your response is True - indicate the minimum number set: Four directors (including one external director).

√
B.

The number of directors who held office during the reporting year was:

Directors with accounting and financial expertise[9]: 8.

Directors with professional qualifications[10]: 4.

If there were changes in the number of directors during the reporting year, please provide information of the lowest number (other than during a period of 60 days from the change) of each class of directors who held office during the reporting year.

			_____	_____
10.	A.

Throughout the reporting year, the Board of Directors was composed of both men and women.

If your answer is False - indicate the period (in days) during which this did not occur: _____.

You may answer True for this question if the period during which the board did not include both men and women did not exceed 60 days, nonetheless if your answer is (True/False), please indicate the period (in days) during which the board did not include both men and women: _______.

√
	B.	The number of men and of women serving on the Company's Board of Directors at the date of publication of this questionnaire: Men: 9; Women; 2.	_____	_____

[8]	A debentures company is not required to respond to this question.
[9]	Following the Board of Director’s assessment, in compliance with the provisions of the Companies Regulation (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualifications) 2005.
[10]	See Footnote 9 above.

BOARD MEETINGS (AND CONVENING OF THE GENERAL MEETING)
								True	False
11.	A.	Number of Board of Directors' meetings held during each quarter in the reporting year: Q1 (2015) 7 Q2 4 Q3 6 Q4 6						_____	_____
B.

Indicate, alongside the names of the Company's directors who held office during the reporting year, their rate[11] of participation in meetings of the Board of Directors (in this subsection, including meetings of the Board of Directors' committees to which they belong, as noted below), held during the reporting year (and with regard to their term of office): see comment at the end of the questionnaire.

(Please insert additional lines according to the number of directors)

		Director's Name	Participation in Board of Directors Meetings	Participation in Audit Committee meetings[12]	Participation in meetings of the Financial Statements Review Committee[13]	Participation in meetings of the Compensation Committee[14]	Participation in meetings of other Board of Directors' committees on which he/she serves (by indicating the name of the committee)
		Shaul Elovitch - Chairman of the Board of Directors	20/20
		Yitzhak Edelman	22/22	20/20	13/13	10/11
		Yehoshua Rosenzweig	22/22	18/20	12/13	11/11	Internal Compliance Committee – 1/1
		Mordechai Keret	22/22	20/20	13/13	11/11	Internal Compliance Committee – 1/1
		Eldad Ben-Moshe	22/22	19/20
		Tali Simon	22/22	20/20	12/13	10/11
		Haggai Herman	22/22	20/20		10/11
		Amikam Shorer	20/20				Internal Compliance Committee – 1/1
		Rami Nomkin	22/22
		Orna Elovitch-Peled	20/20
		Or Elovitch	20/20
12.	During the reporting year, the Board of Directors held at least one discussion concerning the management of the Company's businesses by the CEO and his subordinate officers, at which they were not present, after they were given the opportunity of expressing their position.								X

[11]	See Footnote 2.
[12]	With regard to a company director serving on this committee.
[13]	With regard to a company director serving on this committee.
[14]	With regard to a company director serving on this committee.

SEPARATION OF THE ROLES OF THE CEO AND BOARD CHAIR
			True	False
13.

Throughout the reporting year, a Chair of the Board of Directors was in office in the Company.

You may answer True for this question if the period during which the board was not chaired by a chairperson did not exceed 60 days (as set forth in section 363A(2) of the Companies Law) nonetheless if your answer is (True/False), please indicate the period (in days) during which the board was not chaired by a chairperson: 0.

√
14.

Throughout the reporting year, the Company was managed by a CEO.

You may answer True for this question if the period during which the Company was not managed by a CEO did not exceed 90 days (as set forth in section 363A(6) of the Companies Law) nonetheless if your answer is (True/False), please indicate the period (in days) during which the Company was not managed by a CEO: 0.

√
15.

In a company in which the Chair of the Board of Directors also acts as the CEO and/or exercises his/her authority, the CEO/Chair duality was approved in accordance with the provisions of Section 121(C) of the Companies Law[15].

T Not applicable (since such duality does not exist in the Company).

16.	The CEO is not a relative of the Chair of the Board of Directors. If your response is False (i.e., the CEO is related to the board chair) -		√
	A.	Please indicate the relationship between the parties: _____.	_____	_____
	B.	The office was approved in accordance with Section 121(C) of the Companies Law[16]: ☐ Yes ☐ No (Mark an X in the appropriate checkbox).	_____	_____
17.	The Controlling Shareholder or their relatives do not serve as CEO or as other senior officers in the Company, other than as directors. ☐ Not applicable (the Company has no controlling shareholders).		√

[15]	In a debentures company, approval in accordance with Section 121(D) of the Companies Law.
[16]	In a debentures company, approval in accordance with Section 121(D) to the Companies Law.

AUDIT COMMITTEE
			True	False
18.	The following persons did not serve on the Audit Committee during the reporting year:		_____	_____
	A.	Controlling Shareholder or their relative. ☐ Not applicable (the Company has no controlling shareholders).	√
	B.	Chair of the Board of Directors.	√
	C.	A director employed by the Company or by the Company's Controlling Shareholder, or by another company controlled by them.	√
	D.	A director who regularly provides services to the Company, or to the Company's Controlling Shareholder, or to a company controlled by them.	√
	E.	A director whose primary source of income is the Controlling Shareholder. ☐ Not applicable (the Company has no controlling shareholders).	√
19.	Persons who are not eligible to be a member of the Audit Committee, including the Controlling Shareholder or their relatives, did not participate in Audit Committee meetings during the reporting year, other than pursuant to the provisions of Section 115(E) of the Companies Law.		√
20.

The requisite quorum for discussion and decision making at all Audit Committee meetings held during the reporting year was a majority of the Committee's members, whereby the majority of the participants were independent directors and at least one was an external director.

If your response is False - please indicate the number of meetings at which this requirement was not met: _____.

√
21.	The Audit Committee held at least one meeting during the reporting year with the participation of the Internal Comptroller and the Auditor, as the case may be, and in the absence of Company officers who are not members of the Audit Committee, concerning flaws in the management of the Company's business.		√
22.	Every Audit Committee meeting with the participation of persons who are not eligible to serve as members of the Committee, was with the approval of the Committee Chair and/or at the request of the Committee (with respect to the Company's legal counsel and secretary, who are not a Controlling Shareholder or his/her relative).		√
23.	In the reporting year, arrangements were in effect as set forth by the Audit Committee in respect of the manner of handling complaints by Company employees about defects in the administration of its business, and about the defense that will be provided to employees who made such complaints.		√
24.	The Audit Committee (and/or the Financial Statements Review Committee) was convinced that the scope of the Auditor's work and their fees for the reporting year were appropriate for carrying out a proper audit and review.		√

DUTIES OF THE FINANCIAL STATEMENTS REVIEW COMMITTEE ("THE COMMITTEE") PRIOR TO THE APPROVAL OF THE FINANCIAL STATEMENTS
			True	False
25.	A.	Indicate the time (in days) set by the Board of Directors as reasonable time for providing recommendations prior to the Board of Directors' meeting at which periodic or quarterly statements will be approved: 3 days when approving periodic reports, and 2 days when approving quarterly reports.	____	____
B.

Actual number of days that elapsed between the date on which the recommendations were sent to the Board of Directors and the date on which the financial statements were approved:

Q1 Report (2015): 3 days

Q2 Report: 3 days

Q3 Report: 3 days

Annual Report: 3 days

			____	____
C.

Number of days that elapsed between the date on which the draft of the financial statements was sent to the directors and the date on which the financial statement were approved:

Q1 Report (2015): 3 days

Q2 Report: 3 days

Q3 Report: 3 days

Annual Report: 6 days

26.

The Company's Auditor was invited to all meetings of the Committee and of the Board of Directors at which the Company's financial statements for the quarters of the reporting year were discussed.

If your response is False, please indicate the rate of participation: _____.

√
27.	During the reporting year, the Committee was in compliance with all the conditions as set forth below:		_____	_____
	A.	The number of Committee members was not less than three (during the Committee's discussion and approval of said reports).	√
	B.	All the conditions pursuant to Section 115(b) and (c) of the Companies Law were met (with regard to the office of the members of the Audit Committee).	√
	C.	The Audit Committee's Chair is an external director.	√
	D.	All the Committee's members are directors and the majority are independent directors.	√
	E.	All the members of the Committee can read and understand financial statements, and at least one of the independent directors has accounting and financial expertise	√
	F.	The Committee members provided declarations prior to their appointment.	√
	G.	The requisite quorum for the Committee's discussions and decisions was a majority of its members, provided that the majority of the participants consisted of independent directors and at least one was an external director.	√
	If your answer is False concerning one or more of the subsections to this question, please specify for which report (periodic/quarterly) the condition was not met: _____.		_____	_____

COMPENSATION COMMITTEE
			True	False
28.

In the reporting year, the committee comprised at least three members, and the external directors constituted the majority (on the date of the meetings of the committee).

☐ Not relevant (no meeting were held).

√
29.	The conditions of service and employment of all members of the Compensation Committee in the reporting year comply with the Companies Regulations (Rules Concerning Remuneration and Expenses of External Directors) 2000.		√
30.	In the reporting year, the following persons did not serve in the Compensations Committee:		√
	A.	The Controlling Shareholder or their relative. ☐ Not applicable (the Company has no controlling shareholders).	√
	B.	The Chair of the Board of Directors	√
	C.	A director employed by the Company or by the Company’s Controlling Shareholder, or by another company controlled by them.	√
	D.	A director who regularly provides services to the Company, or to the Company's Controlling Shareholder, or to a company controlled by them.	√
	E.	A director whose primary source of income is the Controlling Shareholder. ☐ Not applicable (the Company has no controlling shareholders).	√
31.	In the reporting year, the Controlling Shareholder or their relatives were not present at the meetings of the Compensation Committee, except if the Chair of the committee determined that one of them was required to present a specific topic.		√
32.

The Compensation Committee and the Board of Directors did not exercise their authority pursuant to the provisions of Sections 267A(C), 272(C)(3) and 272(C1)(1)(C) to approve a transaction or compensation policy, despite the objection of the General Meeting.

If your response is “Incorrect”, indicate ______

Type of transaction approved: ________

Number of times their authority was exercised in the reporting year: _____

√

INTERNAL AUDITOR
		True	False
33.	The Chair of the Board of Directors or the CEO of the Company is responsible within the Company for the Internal Auditor.	√
34.

In the reporting year, the Chair of the Board of Directors or the Chair of the Audit Committee approved the work plan.

Furthermore, indicate the audit subjects covered by the Internal Auditor in the reporting year: Procurement, Treasury, Payments, Inventory, Compensation etc.

(Mark X in the appropriate checkbox)

√
35.	Scope of employment of the Internal Auditor in the Company in the reporting year (in hours17): approximately 17,500 hours.	√
	In the reporting year, there was a meeting (of the Audit Committee or of the Board of Directors) in which the findings of the Internal Auditor were discussed.	√
36.	The Internal Auditor, his/her relatives, accountant or any person on his/her behalf do not have any interest in the Company, and do not have material business relationships with the Company, a controlling shareholder, their relatives or companies under their control.	√

[17]	Including working hours invested in companies held by the Company and conducting audits outside Israel, as the case may be, both by the Internal Auditor and by the internal auditors of the Company’s subsidiaries.

TRANSACTIONS WITH INTERESTED PARTIES
	True	False
37.

The Controlling Shareholder or a relative (including a company under their control) are not employed by the Company and do not provide it with management services.

If your response is False (i.e., the Controlling Shareholder or a relative are employed by the Company or provide it with management services) please indicate -

- The number of relatives (including the Controlling Shareholder) employed by the Company (including companies under their control and/or through a management company) is: See note at end of the questionnaire.

- Were their employment contracts and/or management service agreements duly approved by the bodies prescribed by law?

☒ Yes - The Controlling Shareholder of the Company provides the Company with management services in accordance with an updated agreement approved by the General Meeting on June 13, 2013.

☐ No

(Mark an X in the appropriate checkbox)

☐ Not applicable (the Company has no controlling shareholder) _____.

X
38.

To the best of the Company's knowledge, the Controlling Shareholder does not have other businesses in the Company's area of operations (in one or more areas). See note at the end of the questionnaire.

If your response is False, please indicate whether an arrangement has been made between the Company and its Controlling Shareholder for delimiting the operations:

☐ Yes

☐ No

(Mark an X in the appropriate checkbox)

☐ Not applicable (the Company has no controlling shareholders).

√

Concluding Notes To The Questionnaire

●	Board of Directors Autonomy

Section 3 - In respect of the classification by the Audit Committee or the relationship of an external director as a negligible relationship, see the report of the invitation to the General Meeting of Shareholders of the Company dated December 10, 2015.

●	Directors' Qualifications and Skills

Sections 7B and 7D - pursuant to the provisions of the Company's bylaws in effect on the date of publication of this report. For additional details about suggested modifications to the Company's bylaws, see the report of the invitation to the General Meeting published by the Company on March 17, 2016.

●	Board Meetings (and Convening of the General Meeting)

Section 11B - In the reporting year, one Board meeting was held whose agenda included only one topic related to issues that the Controlling Shareholder had a personal interest in. In this meeting, and pursuant to the law, the Controlling Shareholder and its representatives were not present; that is, directors Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, and Amikam Shorer

●	Transactions with Interested Parties

Section 37 - The Company and companies under its control do not employ controlling shareholders or their relatives. Eurocom Communications Ltd. ("Eurocom"), which is controlled by the Controlling Shareholder of the Company, provides the Company with management services. As part of the management services, Eurocom puts at the disposal of the Company the services of the Chair of the Board of Directors, Mr. Shaul Elovitch, as well as the services of consultants on behalf of the management company, including Or Elovitch, the son of the Controlling Shareholder.

Section 38 - The Controlling Shareholder is not directly involved with the Company's operations. However, companies under the control of the Controlling Shareholder provide key services, equipment and other means that the Company and its subsidiaries/affiliates purchase for running their operations. The key products and services purchased from companies controlled by the Controlling Shareholder as aforementioned are cellular telephony and landline terminal equipment, decoders, and satellite capacity for cable television services. It should also be noted that the Controlling Shareholder engages in the distribution, through distributors, of a specific product that is also sold by a subsidiary of the Company acting as a distributor. In terms of the Company, the scope of operations is negligible.

Chairman of the Board of Directors	Chairman of the Audit Committee	Chairman of the Financial Statements Review Committee